Exhibit (a)(5)(VV)

Barrick
Barrick’s Offer for NovaGold Information Update
(All figures expressed in US dollars unless otherwise indicated) November 29, 2006

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this presentation, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars, South African rand and Papua New Guinea kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. You are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.
ADDITIONAL DISCLOSURE
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc.  Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.

What Does NovaGold Say is Required for the Donlin Creek Feasibility Study? Is it a "bankable" feasibility study? Does that require permits? On the one hand: "To earn an additional 40% interest in the project, by November 2007 Barrick must...Complete a bankable Feasibility Study" (Slide from August 2006 investor presentation) "A bankable feasibility study necessarily includes evidence of environmental compliance and construction permits." (Supplemental Affidavit of Don MacDonald dated August 29, 2006 filed with the Alaska Court) "[Experienced mining venture lenders] agree that all construction permits need to be in hand ... before any feasibility study could be considered bankable." (Supplemental Affidavit of Don MacDonald dated August 29, 2006 filed with the Alaska Court)

What Does NovaGold Say is Required for the Donlin Creek Feasibility Study? Is it a "bankable" feasibility study? Does that require permits? On the other hand: In his testimony before the Alaska Court on September 6, 2006, NovaGold's CFO was asked the following questions about the statements in his Affidavit set out in the prior slide: “Q: You say, a bankable feasible [sic] study necessarily includes evidence of environmental compliance and construction permits, correct? A: Uh-huh, yes. Q: You're saying in your affidavit that the feasibility study in the contract necessarily implies having obtained the necessary permits to construct a mine, correct? A: No, no, I think that's expansion on it. I think what I'm saying here is that the environmental compliance and construction permits are an integral part of the bankable feasibility study. They don't have to be obtained - I'm not sure I see the word "obtained." It doesn't have to be obtained. Q: By the time of the feasibility study, do you have to obtain the environmental compliance and construction permits? A: No. Q: And the sentence as written earlier, that you wanted to put the comma in, on a bankable feasibility study, necessarily includes evidence of environmental compliance and construction permits, that's also wrong, correct? A: It's not worded as well as it should have been. Q: And it's wrong, right? A: Yes"

What Does NovaGold Say is Required for the Donlin Creek Feasibility Study? Are permits required in connection with the Feasibility Study? On the one hand: "The definition of "feasibility study" in the agreement provides that the study must contain, among other things, "information in such form and level of detail as may be appropriate and necessary to allow a bank or other lending institution familiar with the mining industry to make a decision as to whether to loan funds" in respect of the mine operations. The Board of Directors believes, based on discussions with management and correspondence between NovaGold and Placer, that these provisions require Barrick, among other things, to have an environmental impact statement and major permits substantially in place for a mine at Donlin Creek by the November 2007 deadline." (Directors' Circular dated August 12, 2006) "NovaGold reiterated its view that permits would have to be in place before a bankable feasibility study could be produced and a meaningful construction decision made" (Directors' Circular dated August 12, 2006) "The definition of 'feasibility study' in the agreement..., in the context of the agreement as a whole, requires Barrick to have, among other things, an environmental impact statement and major permits substantially in place by the November 12, 2007, deadline" (Memorandum of Law dated August 25, 2006 filed in the Alaska Court) On the other hand: "Nowhere in our material published since we announced the lawsuit do we state that all of the environmental permits are needed by that date [November 2007]. Nor have we ever said that the permits are needed for the feasibility study." (NovaGold's CEO on its November 17 conference call)

What Does NovaGold Say is Required for the Donlin Creek Feasibility Study? What is required to deliver a "final" feasibility study? On the one hand: Referring to the Donlin Creek feasibility study, NovaGold said "... results of permitting on mine design/cost needed to be known or study will not be final..." and "2007 feasibility study will not be final" (Slide from November 17 Conference Call) On the other hand: On October 25, 2006 NovaGold announced the completion of the Galore Creek feasibility study. In its press release, NovaGold described the Galore Creek feasibility study as "final". The Galore Creek project is in the early stages of its permitting applications and the results of the permitting applications are not known. In the same press release, NovaGold said that permits for the Galore Creek project would be received in the second quarter of 2007 - eight months in the future.

Donlin Creek Joint Venture Agreement What does the Donlin Creek Joint Venture Agreement say about the Feasibility Study? The words "bankable" and "final" are not used The Feasibility Study is required to include "such other information in such form and level of detail as may be appropriate or necessary to allow a bank or other lending institution familiar with the mining industry to make a decision as to whether to loan funds for such operations" Does not require the lender to advance funds - there can still be conditions that must be satisfied before any funds are advanced Does not require the lender to make a favourable decision The Feasibility Study is required to include "reasonable descriptions of ... environmental baseline, health and permitting requirements“ Does not say that permits must be obtained before the feasibility study is completed Rather, only requires a reasonable description of the permits that will be required to be obtained in the future

What is Required for a Construction Decision? What does NovaGold say about a construction decision and permits? NovaGold's view of the appropriate permit status for Barrick's board to make a construction decision is unclear (emphasis added): "NovaGold reiterated its view that permits would have to be in place before ... a meaningful construction decision [could be] made" (Directors Circular dated August 12, 2006) "The scope of the project (the characteristics of the mine), and thus the costs and construction plans, cannot be sufficiently known before the environmental compliance and permitting process is substantially completed. Without that information, the board cannot make a reasoned, good faith unconditional construction decision …" (Amended Alaska Complaint dated October 27, 2006) "a [construction] decision … cannot be made until … all necessary permits to construct the mine have been identified and are obtained (or reasonably expected to be obtained)" (Amended Alaska Complaint dated October 27, 2006)

What is Required for a Construction Decision? What does the Donlin Creek Joint Venture Agreement say about a construction decision and permits? Barrick is required to "receive the approval of its board of directors to construct a mine on the property with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year during the first five years after commencement of Commercial Production." Does not say that permits must be obtained before the board can approve construction Barrick will be in a position to obtain board approval of the Donlin Creek project by the November 12, 2007 deadline, provided the project is economic Changes in project design in response to issues raised in the permitting process do not diminish the ability of Barrick's board to make a decision to construct a mine before the final terms of all permits and approvals are known to Barrick

Key Conclusions Prior to Barrick's bid, NovaGold never publicly disclosed that there were any issues as to how to interpret the Donlin Creek Joint Venture Agreement or as to Barrick's ability to satisfy the back-in requirements Since Barrick's bid, in an attempt to convince shareholders not to tender to the bid, NovaGold's management has worked hard to create the impression that Barrick will not be able to satisfy the back-in requirements Since Barrick's bid, NovaGold has articulated a number of inconsistent and contradictory views of the requirements Barrick needs to satisfy to earn its additional 40% interest in the Donlin Creek project The definition of Feasibility Study in the Donlin Creek Joint Venture Agreement is clear and unambiguous The procedure expressly contemplated in the Donlin Creek Joint Venture Agreement, namely the delivery of a Feasibility Study that includes reasonable descriptions of environmental baseline, health and permitting requirements, followed by a positive board decision to construct a mine if the project is economic, followed by the completion of the permitting process, followed by construction, is entirely consistent with standard mining industry custom and practice The position advanced by NovaGold in response to Barrick's Offer is an attempt to re-write the Donlin Creek Joint Venture Agreement on a basis that flies in the face of mining industry custom and practice

Status of Alaska Litigation On August 28, 2006, the Alaska Court refused to grant NovaGold's request for a temporary restraining order On September 13, 2006, the Alaska Court denied NovaGold's request for a preliminary injunction The Alaska Court has denied all of NovaGold's motions for an expedited hearing On November 16, 2006, Barrick filed a motion to dismiss NovaGold's entire complaint. That motion is pending and a date for the hearing has not been set If the motion to dismiss is not granted and a portion of the case is permitted to go forward, litigation of disputes of this nature can often take many years from the start of the claim to the final resolution of all appeals Barrick will vigorously protect its legal rights, even if it means it will take many years for this dispute to be resolved

NovaGold - An Emerging Copper Producer

BARRICK

Copper is a significant contributor to the value of NovaGold's current reserve and resource base contributing between 45% and 75% of the in situ metal value[1]

- Using NovaGold's reserves, copper accounts for 75% of value of recoverable metal
  - At spot metals prices this would increase to over 85%

In Situ Metal Value of Recoverable NovaGold Reserves & Resources *(2P + M&I)* [1]

100% Galore Creek / 30% Donlin Creek


Silver
3%
Gold
44%
Copper
53%

60% Galore Creek / 30% Donlin Creek


Silver
3%
Gold
52%
Copper
45%

(assumes sale of 40% of Galore Creek by NovaGold)

In Situ Metal Value of Recoverable NovaGold Reserves *(2P)* [1]


Silver
5%
Copper
75%
Gold
20%

[1] Includes recoverable copper, gold and silver. Based on the latest reserve and resource estimates and recovery rates as reported in NovaGold press releases and the latest technical reports filed for Rock Creek, Galore Creek and Donlin Creek. NovaGold only has identified reserves at Galore Creek. All scenarios include 100% NovaGold ownership of Rock Creek. In situ metal value calculated using analyst consensus long-term metals prices of $1.18/lb copper, $511/oz gold and $8.50/oz silver. Source: First Call.

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NovaGold - An Emerging Copper Producer Using long-term analyst consensus metals prices NovaGold shareholders will have significant copper exposure over the next 10 years At current spot metals prices NovaGold’s copper exposure will be 63%, assuming the sale of a 40% interest in Galore Creek Assumes NovaGold management’s current production schedule with Rock Creek start-up in 2007, Galore Creek in 2010 and Donlin Creek in 2013 NovaGold 10-Year Average Revenue Contribution by Metal (2007 to 2016)1 Ten-Year Avg. Revenue Contrib 100% 80% 60% 40% 20% 0% 44% 4% 52% 100% Galore Creek 30% Donlin Creek (Analyst Consensus Prices)2 52% 3% 45% 60% Galore Creek 30% Donlin Creek (Analyst Consensus Prices)2 34% 3% 63% 60% Galore Creek 30% Donlin Creek (Spot Metal Prices)3 1 Based on production schedules as per the most current publicly available NovaGold technical reports for Rock Creek, Galore Creek and Donlin Creek. 2 Revenues calculated based on analyst consensus long-term metal price forecasts of $1.18/lb copper, $511/oz gold and $8.50/oz silver. Source: First Call. 3 Revenues calculated based on current spot metal prices of $3.19/lb copper, $640/oz gold and $13.71/oz silver.

NovaGold - An Emerging Copper Producer Barrick offer pays NovaGold gold producer multiples for base metals assets Barrick offer pays a 1.5x to 1.6x P/NAV multiple based on values in NovaGold’s recently released Galore Creek and Donlin Creek studies - Offer equivalent to current gold producer multiples and a significant premium to intermediate copper producers or senior copper/gold producer Freeport Price/NAV Trading Multiples1 Freeport Price/NAV M 1.8x 1.6x 1.4x 1.2x 1.0x 0.8x 0.6x 1.1x Freeport McMoRan 1.1x NovaGold Pre-Announcement Share Price2 1.2x Intermediate Copper Producer Average3 1.2x Junior Gold Developer Average4 1.6x Intermediate Gold Producer Average5 1.6x Barrick Final US$16.00 Offer for NovaGold3 1.7x Senior Gold Producer Average6 1 Analyst consensus NAV estimates for all companies excluding NovaGold. 2 NAV for NovaGold based on NovaGold management economic studies for each of the assets adjusted for Q3 2006 balance sheet items and fully diluted cash. Galore Creek, Donlin Creek and Rock Creek NAVs as per the base case scenarios from each of their respective most recent publicly available economic assessments as provided by NovaGold management. 3 Intermediate copper producers include Aur Resources, First Quantum, Hudbay Mining, Inmet Mining, Ivanhoe Mines, LionOre and Lundin Mining. 4 Junior gold developers include Aurizon, Cumberland, Gabriel Resources, Gammon Lake, Metallica Resources, Minefinders, Miramar and Northgate Minerals. 5 Intermediate gold producers include Agnico-Eagle, Centerra, IAMGold, Kinross, Lihir, Meridian, Newcrest Randgold and Yamana. IAMGold and Kinross shown proforma their respective mergers. 6 Senior gold producers include AngloGold, Barrick, Gold Fields, Goldcorp, Harmony, Newmont and Polyus. Goldcorp shown proforma its merger with Glamis.

Additional Information On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC's website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.